December 12, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-3561

Attn: Office of Transportation and Leisure

Re:	Cinemark Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed on February 23, 2018
Form 10-Q for the Quarter Ended September 30, 2018
Filed on November 2, 2018 File No. 001-33401

Dear Office of Transportation and Leisure:

Cinemark Holdings, Inc. acknowledges receipt of comments received from the Securities and Exchange Commission staff (the “Staff”) set forth in the Staff’s comment letter dated November 30, 2018 relating to the above-referenced filings. For your convenience, each of our responses is preceded by the Staff’s comment to which the response relates. Terms not otherwise defined herein have the meaning ascribed to such terms in the Form 10-Q.

Form 10-Q for the Quarter Ended September 30, 2018

Notes to the condensed consolidated financial statements

3. Revenue Recognition, page 10

1.

Comment. Please disclose the amount by which each financial statement line item is affected in the current reporting period by ASC 606 as compared with the guidance that was in effect before the change in accordance with ASC 606-10-65-1(i), including an explanation of the reasons for the significant changes identified.

Response: Within Note 3, in the second paragraph under the caption Adoption of ASC Topic 606, the Company provides a description of the reason for each of the significant changes with a reference to the income statement line items impacted by each change. In addition, the Company included a table that presents more specifically the amount of the impact from each significant change on each revenue line item.

The Company did not specifically include in the table every financial statement line item impacted by the adoption of ASC Topic 606 since each affected line item was discussed in the narrative referenced above. However, to address your comment, the Company proposes amending the existing table and adding an additional table to show the impact resulting from the adoption of ASC Topic 606 on the balance sheet line items on a prospective basis as follows:

“The significant changes discussed above had the following impact on the Company’s statements of income and cash flows for the periods indicated:

	Three Months Ended September 30, 2018
	Without Adoption of ASC 606	Adjustments Due to ASC 606	As Reported
Statement of income:
Admissions revenues	$429,140	$(1,524)	$427,616
Concession revenues	$264,890	$(725)	$264,165
Other revenues	$36,660	$25,794	$62,454
Utilities and other expense	$92,889	$19,943	$112,832
Interest expense—NCM	$—	$4,983	$4,983

	Nine Months Ended September 30, 2018
	Without Adoption of ASC 606	Adjustments Due to ASC 606	As Reported
Statement of income:
Admissions revenues	$1,393,834	$(4,724)	$1,389,110
Concession revenues	$833,175	$(1,932)	$831,243
Other revenues	$116,943	$85,963	$202,906
Utilities and other expense	$269,752	$68,114	$337,866
Interest expense—NCM	$—	$14,875	$14,875

Statement of cash flows:
Changes in assets and liabilities and other	$(80,949)	6,788	$(74,161)

“The cumulative effect upon adoption of ASC 606 on the Company’s balance sheet as of September 30, 2018 was as follows:

	Without Adoption of ASC 606	Adjustments Due to ASC 606	As Reported
Balance sheet line items
Deferred revenue—NCM	$344,912	$(53,605)	$291,307
Long-term deferred tax liability	$129,202	$13,079	$142,281
Retained earnings	$664,082	$40,526	$704,608

2.

Comment: We note you adopted ASC 606 under the modified retrospective method effective January 1, 2018. In this regard, please disclose whether you have applied the guidance to all contracts at the date of initial application or only to contracts that are not completed at the date of initial application.

Response: The Company proposes revising the disclosure of the adoption method on a prospective basis as follows (with the additional disclosure noted in bold):

“The Company adopted ASC 606, Revenue from Contracts with Customers, effective January 1, 2018 under the modified retrospective method (cumulative-effect) and therefore, revenue amounts as presented on the condensed consolidated statements of income have not been adjusted for prior periods presented. The Company applied the guidance in ASC 606 only to contracts that had not been completed as of January 1, 2018.”

3.

Comment: We note from your disclosures on page 10, the adoption of ASC 606 resulted in an increase in other revenues due to the change in amortization methodology for deferred revenue—NCM from units of revenue method to straight-line basis for the term of the ESA. Please explain to us in greater detail why amortization of deferred revenue associated with the ESA and Common Unit Adjustment on a straight-line basis is appropriate and a reasonable measure of progress in accordance with ASC 606. Please revise your footnote to provide an explanation of why the method used provides a faithful depiction of the transfer of goods or services as required by ASC 606-10-50-18b.

Response:    In accordance with ASC 606, the Company determined that its primary performance obligation under both the ESA and Common Unit Adjustment (CUA) agreement is to provide NCM with exclusive access for in-theatre advertising for its current and future domestic theatres for the term of the ESA. The Company believes that the exclusivity it provides to NCM is a distinct service and that the amounts received upon modification of the ESA and the value of the common units received annually from NCM collectively depict the amount of consideration that the Company is entitled to for giving NCM such exclusive rights to its theatres. The Company provides exclusive access to its theatres under the ESA and CUA evenly over time in accordance with the ESA term, and such exclusivity cannot be further disaggregated and tied to specific points in time. Therefore, the Company believes straight-line amortization is a faithful depiction of how the performance obligation is being satisfied by the Company and how the deferred revenue should be amortized.

The Company proposes to revise its discussion of the change in amortization methodology within Note 3 on a prospective basis as follows (with the additional disclosure noted in bold):

“d) Increase in other revenues due to the change in amortization methodology for deferred revenue – NCM that is now amortized on a straight-line basis and effective for the entire term of the ESA. The deferred revenue – NCM is related to the Company’s ESA and Common Unit Adjustment agreement with NCM, under which the Company’s performance obligation is to provide NCM with exclusive access to its domestic theatres for purposes of in-theatre advertising over the term of the ESA. Such exclusivity, and therefore the satisfaction of the Company’s performance obligation, is provided to NCM evenly over time. As a result of the change in amortization method, the Company recorded a cumulative effect of accounting change adjustment of $40,526, net of taxes, in retained earnings on January 1, 2018 (see also Note 6).”

If you have any questions or require any additional information, please do not hesitate to call me at (972) 665-1507.

Sincerely,

CINEMARK HOLDINGS, INC.

By:	/s/ Sean Gamble
Sean Gamble Chief Financial Officer